[LETTERHEAD OF AMERICAN CONSUMERS, INC.]

March 9, 2011

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
100 F Street NE
Mail Stop 3628
Washington, DC  20549-3628

Re:  American Consumers, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on February 18, 2011
File No. 000-05215

Schedule 13E3
Filed February 18, 2011
File No. 005-18570

Via EDGAR Filing System

Dear Mr. Hindin:

In reference to your comment letter of March 3, 2011 and with respect to your examination of the Preliminary Proxy Statement and Schedule 13E3, each filed on February 18, 2011, of American Consumers, Inc. (“ACI” or the “Company”), this letter sets forth our response to each comment, numbered to correspond to the Staff’s letter:

Schedule 13E-3

General

1.
Please confirm that the proxy statement includes all disclosure currently found in the Schedule 13E-3.  As an example, refer to the disclosure contained in Items 2 and 3 of the Schedule 13E-3.  See the Instructions to Rule 13e-3(e)(l).

ACI Response:  We have confirmed that the revised preliminary proxy statement includes all disclosure currently found in the Schedule 13E-3, in accordance with the Instructions to Rule 13e-3(e)(1).  In particular, additional information regarding the Company’s principal shareholder, ZBR, Inc., has been added to page 64 the revised preliminary proxy statement in a new section entitled “ADDITIONAL INFORMATION REGARDING THE COMPANY AND THE SPECIAL MEETING – Additional Information Regarding the Company’s Controlling Shareholder”.

Preliminary Proxy Statement

Summary Term Sheet, page i

2.
Please consolidate the disclosure in this Summary Term Sheet and the Questions and Answers section to avoid duplication of the same information.  In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting.

ACI Response:  In response to this comment, we have modified the Summary Term Sheet and Questions and Answers sections in the revised preliminary proxy statement as suggested.

Effects of the Transaction on the Shareholders, page 29

3.
The Company discloses the effects of the transaction on shareholders with fewer than 400 shares, shareholders with 400 or more shares, unaffiliated shareholders with 400 or more shares and affiliated shareholders.  As you know, Item 1013(d) of Regulation M-A requires that the filing person address the impact on “affiliates and unaffiliated security holders.”  Please disclose the effects of the transaction on unaffiliated shareholders with fewer than 400 shares.

ACI Response:  In response to this comment, we have added a reference explicitly noting the effects of the transaction on unaffiliated shareholders with fewer than 400 shares on page 23 of the revised preliminary proxy statement.

Failure to Effect the Reverse/Forward Stock Split, page 33

4.	Disclose how the board will provide notice to security holders if it decides to abandon the Reverse/Forward Stock Split.

ACI Response:  In response to this comment, we have included the following additional disclosure in the section entitled “SPECIAL FACTORS — Failure to Effect the Reverse/Forward Stock Split” on pages 26-27 in the revised preliminary proxy statement:

If our Special Transaction Committee and Board of Directors decide to abandon the Reverse/Forward Stock Split by taking any of the actions discussed above, we will announce such decision and action to shareholders by filing a Current Report on Form 8-K filed with the SEC and by amending the Schedule 13E-3 filed in connection with the Reverse/Forward Stock Split.

Fairness of the Reverse/Forward Stock Split, page 36

5.
The factors listed in Item 1014(c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  It appears that the Board considered the recommendation of, and expressly adopted the factors considered by, the Special Transaction Committee in reaching its conclusion that the going-private transaction was fair to unaffiliated stockholders.  Note that to the extent the Special Transaction Committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  We note for example that the recommendation and analysis of the Special Transaction Committee does not appear to address the factors described in clauses (iii), (iv) and (v) of Instruction 2 to Item 1014 or explain in sufficient detail why such factors were not deemed material or relevant.  Please revise accordingly.  Alternatively, the Board may expressly adopt the advisor’s discussion of these factors to the extent these factors were fully analyzed by the advisor.  See Question No. 20 of the Exchange Act Release cited above.  If the Company chooses to revise the disclosure in this manner, please also consider revising the proxy statement to identify where in the disclosure the advisor’s discussion of such factors can be found.

ACI Response:  We note the following in response to this comment:

•
The decision of the Special Transaction Committee and Board of Directors not to condition the approval of the transaction on approval by a majority of the Company’s unaffiliated shareholders, as well as the factors considered by the Special Transaction Committee and Board of Directors in reaching such decision, are discussed as required by paragraph (c) of Item 1014 of Regulation M-A under the subheading “Procedural Fairness” in the section entitled “SPECIAL FACTORS – Fairness of the Reverse/Forward Stock Split” on page 31 in the revised preliminary proxy statement.

•
The decision of our Board of Directors, including all of the directors who are not employees of the Company, not to engage an unaffiliated representative to act solely on behalf of our unaffiliated shareholders for the purpose of negotiating the terms of the Transaction or preparing a report covering the fairness of the Transaction, and instead to appoint the Special Transaction Committee to consider and evaluate the advisability of a Reverse/Forward Stock Split (including giving the Special Transaction Committee the authority to engage the independent financial advisor), as well as the factors considered by our directors, including all of the directors who are not employees of the Company, in reaching such decision, are discussed as required by paragraph (d) of Item 1014 of Regulation M-A under the subheading “Procedural Fairness” in the section entitled “SPECIAL FACTORS – Fairness of the Reverse/Forward Stock Split” on page 31 in the revised preliminary proxy statement.

•
The disclosure under the subheading “Recommendation of the Board” in the section entitled “SPECIAL FACTORS – Fairness of the Reverse/Forward Stock Split” on page 38 in the revised preliminary proxy statement has been revised to make explicit the fact, which was implicit in the original disclosure, that the unanimous approval of the transaction by all Company directors other than non-employee director Thomas L. Richardson, who was absent due to illness, included approval of the transaction by a majority of the directors who are not employees of the Company, pursuant to the requirements of paragraph (e) of Item 1014 of Regulation M-A.

•
The disclosure under the subheading “Valuation Analysis and Fairness Opinion of the Independent Financial Advisor” in the section entitled “SPECIAL FACTORS – Fairness of the Reverse/Forward Stock Split” on pages 33-34 in the revised preliminary proxy statement has been revised to fully address the consideration by the Special Transaction Committee and Board of Directors of the factors described in clauses (iii), (iv) and (v) of Instruction 2 to Item 1014 of Regulation M-A, including a discussion of the reasons why net book value and liquidation value were not considered by the Special Transaction Committee and Board of Directors to be material indicators of the value of ACI’s Common Stock, as well as a discussion of the reliance on, and adoption by, the Special Transaction Committee and Board of the advisor’s discussion and analysis of the factors considered in arriving at valuation of the Company’s Common Stock on a going concern, or enterprise value basis as set forth in detail on pages 9 through 20 of the financial advisor’s valuation opinion included as Annex C to the proxy statement.

Fairness Opinion, page 45

6.
The disclosure indicates that the summary of the advisor’s opinion is qualified in its entirety by reference to the full text of the opinion.  Please revise to remove the implication that the summary is not complete.  While the disclosure may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions.  The disclosure may direct investors to read the entire opinion for a more complete discussion.  Please apply this comment to similar qualifications in the document, including the qualification found on page 46.

ACI Response:  We have modified the disclosure concerning the financial advisor’s valuation report and fairness opinion set forth in the section entitled “SPECIAL FACTORS — Opinion of Independent Financial Advisor” in the revised preliminary proxy statement to make the changes reflected in this comment.

Report and Opinion of Southard Financial, page 45

7.
We refer you to the fifth paragraph on page 46 regarding the information the advisor reviewed and analyzed.  To the extent the financial advisor relied on financial projections provided to it by the Company when preparing its fairness opinion, please disclose such projections in the proxy materials.  In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections.  If no such projections were provided, please confirm such in your response letter.

ACI Response:  In response to this comment, we hereby confirm that the Company did not provide any such financial projections to the financial advisor in connection with the preparation of the fairness opinion.

Source of Funds and Expenses, page 51

8.
We refer you to the last sentence of this section.  Please revise this section to include the disclosure required by Item 1007(d) of Regulation M-A as opposed to referring the reader to other documents where this information may be found.  Refer to Instruction 1 to Exchange Act Rule 13e-3(e)(l).

ACI Response:  The last paragraph of the section entitled “SPECIAL FACTORS – Sources of Funds and Expenses” on pages 44-45 in the revised preliminary proxy statement has been revised to include in the text of the proxy statement all of the disclosure required by Item 1007(d) of Regulation M-A.

Special Note Regarding Forward-Looking Statements, page 73

9.
We refer you to the first sentence of this section and similar language found on pages E-34 and F-22 of Annexes E and F.  Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(l)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.  Please amend the proxy statement to remove any reference to such safe harbor provisions and include disclosure in the proxy statement stating that the safe harbor provisions in Annexes E and F do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

ACI Response:  In response to this comment, the cautionary notice regarding forward-looking statements set forth on page 66 in the revised preliminary proxy statement expressly reflects the fact that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with the going private transaction that is the subject of the filing.  We further acknowledge and confirm, in response to your comment, that the Company will refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Proxv Card

10.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(l) of Regulation 14A.

ACI Response:  The form of proxy has been marked “PRELIMINARY” in the revised preliminary proxy filing.

In accordance with the request contained in the Staff’s comment letter, ACI hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact Steven R. Barrett, Company counsel, at (423) 757-5905.

Sincerely,

AMERICAN CONSUMERS, INC.

/s/ Paul R. Cook
By:  ________________________________
Paul R. Cook
President and Chief Executive Officer